                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                         BENEFICIAL MUTUAL BANCORP, INC.
      --------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                                   08173R 10 4
      --------------------------------------------------------------------
                                 (CUSIP Number)

                                 GERARD P. CUDDY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           BENEFICIAL SAVINGS BANK MHC
                                510 WALNUT STREET
                        PHILADELPHIA, PENNSYLVANIA 19106
                                 (215) 864-6000
      --------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 13, 2007
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.

-----------------------------------
      CUSIP No.  08173R 10 4
-----------------------------------

  SCHEDULE 13D

--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            BENEFICIAL SAVINGS BANK MHC

            34-2018246
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /_/
                                                                      (b) /_/

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    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS
            OO
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    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               /_/
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
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                                  7       SOLE VOTING POWER
          NUMBER OF                                                 45,792,775
           SHARES              -------------------------------------------------
        BENEFICIALLY              8       SHARED VOTING POWER
          OWNED BY                                                           0
            EACH               -------------------------------------------------
         REPORTING                9       SOLE DISPOSITIVE POWER
           PERSON                                                   45,792,775
            WITH               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER
                                                                             0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         45,792,775
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES    /_/
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
         55.67%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         HC, CO
--------------------------------------------------------------------------------

ITEM 1.         SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of Beneficial Mutual Bancorp, Inc. (the "Issuer" or the "Company"), a federally chartered corporation. The principal executive office of the Issuer is located at 510 Walnut Street, Philadelphia, Pennsylvania 19106.

ITEM 2.         IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Beneficial Savings Bank MHC (the "MHC"), a federally chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's shares of common stock. The principal office of the MHC is located at 510 Walnut Street, Philadelphia, Pennsylvania 19106. During the past five years, the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each Insider is a United States citizen, and no Insider has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 13, 2007, the Issuer sold 45,792,775 shares of common stock to the MHC at $0.01 per share. The funds for the purchase of the shares by the MHC came from its working capitalization. On July 13, 2007, the directors and executive officers of the MHC (the "Insiders") also purchased shares of common stock from the Issuer. All purchases by the Insiders were from personal funds. Attached as Schedule I hereto and incorporated by references is a list containing certain information with respect to insiders.

ITEM 4.         PURPOSE OF TRANSACTION.

         On May 14, 2007, the Securities and Exchange Commission declared effective the Issuer's Registration Statement on Form S-1, whereby on July 13, 2007 the Issuer (i) issued 44.33% of its outstanding common stock in an initial public offering and to The Beneficial Foundation and shareholders of FMS Financial Corporation in connection with the Issuer's acquisition of FMS Financial Corporation and (ii) sold 55.67% of its outstanding common stock to the MHC for $0.01 per share. The primary purpose of the stock offering was to raise additional capital to acquire FMS Financial Corporation and to support future lending and operational growth and possible future branching activities or acquisitions. The stock offering also allows the employees and officers of Beneficial Mutual Savings Bank (the "Bank"), the Issuer's wholly-owned subsidiary, to obtain an equity interest in the Bank.

         Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor any Insider currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

        (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 45,792,775 shares of the Issuer's common stock or 55.67% of the outstanding shares. The following table provides information about the shares of common stock that may be considered to be owned by each Insider as of July 13, 2007. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

                                                                              PERCENT OF
                                                          NUMBER OF            COMMON
                                                           SHARES              STOCK
         NAME                                              OWNED             OUTSTANDING
         ----                                      --------------------  -------------------
         R. Joseph Barnes, Jr.                              2,500              * %
         Edward G. Boehne                                  10,000              *
         Robert J. Bush                                    35,423 (1)          *
         Joseph F. Conners                                 10,285              *
         Gerard P. Cuddy                                   20,000              *
         Paul R. Driscoll                                  10,594              *
         Frank A. Farnesi                                  20,000              *
         Elizabeth H. Gemmill                              14,000              *
         Thomas F. Hayes                                    5,000              *
         Paul M. Henkels                                   10,000              *
         William J. Henrich, Jr.                            2,500              *
         Charles Kahn, Jr.                                 30,000(2)           *
         Thomas J. Lewis                                    8,000              *
         Joseph J. McLaughlin                              10,000(3)           *
         Andrew J. Miller                                  10,463              *
         Michael J. Morris                                 40,000              *
         George W. Nise                                    40,000(4)           *
         Donald F. O'Neill                                     --              --
         Craig W. Yates                                        --(5)           *
         Roy D. Yates                                          --(5)           *

         _____________________________________________
         *   Represents less than 1%.
         (1) Includes 5,132 shares owned by Mr. Bush's daughter and 5,291 shares owned by Mr. Bush's son.
         (2) Includes 5,000 shares owned by Mr. Kahn's wife.
         (3) Includes 5,000 shares owned by Mr. McLaughlin's wife.
         (4) Includes 5,000 shares owned by Mr. Nise's wife.
         (5) Craig W. Yates and Roy D. Yates are former directors of FMS Financial Corporation who, in connection with the Company's acquisition of FMS Financial Corporation, will receive shares of the Company's common stock in exchange for their shares of FMS Financial Corporation. At the time of filing of this Schedule 13D, the exact number of shares of the Company's common stock that Messrs. Yates and Yates will receive in exchange for their shares of FMS Financial Corporation common stock was not available. The MHC will file an amended Schedule 13D reflecting this information as soon as such information becomes available.

         (c) Other than the acquisition of shares by the MHC and the Insiders on July 13, 2007 at a cost of $10.00 per share, the following table lists any additional transactions effected by the MHC or any Insider relating to the Issuer's common stock within the past 60 days:

                                           Type of        Number of    Price Per
Name                        Date         Transaction       Shares        Share
----                        ----         -----------       ------        -----

                                        Open market
Darragh M. Bush (1)       7/16/07        Purchase          1,837         $9.29

                                        Open market
Robert J. Bush, III (2)   7/16/07        Purchase          4,166         $9.29

                                        Open market
Darragh M. Bush (1)       7/16/07        Purchase            500         $9.50

                                        Open market
Robert J. Bush, III (2)   7/16/07        Purchase          1,125         $9.50

----------------------
(1)  Daughter of Robert J. Bush.
(2)  Son of Robert J. Bush.

         (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a) - (b) above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       BENEFICIAL SAVINGS BANK MHC


Date: July 20, 2007                    By: /s/ Gerard P. Cuddy
                                           -------------------------------------
                                           Gerard P. Cuddy
                                           President and Chief Executive Officer

                                   SCHEDULE I

         DIRECTORS AND EXECUTIVE OFFICERS OF BENEFICIAL SAVINGS BANK MHC

         The name, business address and present principal occupation of each director, executive officer and controlling person of Beneficial Savings Bank
MHC are set forth below.

NAME                          BUSINESS ADDRESS                  PRINCIPAL OCCUPATION
----                          ----------------                  --------------------
R. Joseph Barnes, Jr.         510 Walnut Street                 Director of Beneficial Mutual Bancorp, Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC; Trustee of Beneficial
                                                                Mutual Savings Bank; Retired President
                                                                of R.J. Barnes & Son, Inc.

Edward G. Boehne              510 Walnut Street                 Director of Beneficial Mutual Bancorp, Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC; Trustee of
                                                                Beneficial Mutual Savings Bank; Senior Economic
                                                                Advisor for Haverford Trust Company

Robert J. Bush                510 Walnut Street                 Senior Vice President of Beneficial Mutual
                              Philadelphia, Pennsylvania 19106  Bancorp, Inc., Beneficial Savings Bank MHC and
                                                                Beneficial Mutual Savings Bank

Joseph F. Conners             510 Walnut Street                 Executive Vice President and Chief Financial
                              Philadelphia, Pennsylvania 19106  Officer of Beneficial Mutual Bancorp, Inc.,
                                                                Beneficial Savings Bank MHC and Beneficial Mutual
                                                                Savings Bank

Gerard P. Cuddy               510 Walnut Street                 President and Chief Executive Officer of
                              Philadelphia, Pennsylvania 19106  Beneficial Mutual Bancorp, Inc., Beneficial
                                                                Savings Bank MHC and Beneficial Mutual Savings
                                                                Bank

Paul R. Driscoll              510 Walnut Street                 Executive Vice President and Secretary of
                              Philadelphia, Pennsylvania 19106  Beneficial Mutual Bancorp, Inc., Beneficial
                                                                Savings Bank MHC and Beneficial Mutual Savings
                                                                Bank

Frank A. Farnesi              510 Walnut Street                 Director of Beneficial Mutual Bancorp, Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC; Trustee of
                                                                Beneficial Mutual Savings Bank; Retired Partner
                                                                at KPMG LLP

Elizabeth H. Gemmill          510 Walnut Street                 Director of Beneficial Mutual Bancorp, Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC; Trustee of
                                                                Beneficial Mutual Savings Bank; President of
                                                                Warwick Foundation

Thomas F. Hayes               510 Walnut Street                 Director of Beneficial Mutual Bancorp, Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC; Trustee of
                                                                Beneficial Mutual Savings Bank; President of Gear
                                                                Corporation

Paul M. Henkels               510 Walnut Street                 Director of Beneficial Mutual Bancorp, Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC; Trustee of
                                                                Beneficial Mutual Savings Bank; Chairman of
                                                                Henkels & McCoy, Inc.


William J. Henrich, Jr.       510 Walnut Street                 Director of Beneficial Mutual Bancorp,  Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC; Trustee of
                                                                Beneficial Mutual Savings Bank; Partner at
                                                                Dilworth Paxson LLP



NAME                          BUSINESS ADDRESS                  PRINCIPAL OCCUPATION
----                          ----------------                  --------------------

Charles Kahn, Jr.             510 Walnut Street                 Director of Beneficial Mutual Bancorp, Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC; Trustee of
                                                                Beneficial Mutual Savings Bank; Chairman of Kahn
                                                                & Co., Inc.

Thomas J. Lewis               510 Walnut Street                 Director of Beneficial Mutual Bancorp, Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC; Trustee of
                                                                Beneficial Mutual Savings Bank; President and
                                                                Chief Executive Officer of Thomas Jefferson
                                                                University Hospitals, Inc.

Joseph J. McLaughlin          510 Walnut Street                 Director of Beneficial Mutual Bancorp, Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC; Trustee of
                                                                Beneficial Mutual Savings Bank; Retired President
                                                                of Beneficial Mutual Savings Bank


Andrew J. Miller              510 Walnut Street                 Executive Vice President and Chief Lending
                              Philadelphia, Pennsylvania 19106  Officer of Beneficial Mutual Bancorp, Inc.,
                                                                Beneficial Savings Bank MHC and Beneficial Mutual
                                                                Savings Bank

Michael J. Morris             510 Walnut Street                 Director of Beneficial Mutual Bancorp, Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC;  Trustee of
                                                                Beneficial Mutual Savings Bank; Retired President
                                                                and Chief Executive Officer of Transport
                                                                International Pool Inc.

George W. Nise                510 Walnut Street                 Director of Beneficial Mutual Bancorp, Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC; Trustee of
                                                                Beneficial Mutual Savings Bank;  Retired President
                                                                and Chief Executive Officer of Beneficial  Mutual
                                                                Bancorp,  Inc.,  Beneficial  Savings  Bank MHC and
                                                                Beneficial Mutual Savings Bank

Donald F. O'Neill             510 Walnut Street                 Director of Beneficial Mutual Bancorp, Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC; Trustee of
                                                                Beneficial Mutual Savings Bank; Chairman of PM
                                                                Company

Craig W. Yates                510 Walnut Street                 Director of Beneficial Mutual Bancorp, Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC; Trustee of
                                                                Beneficial Mutual Savings Bank; Former President
                                                                and Chief Executive Officer of FMS Financial
                                                                Corporation and Farmers & Mechanics Bank

Roy D. Yates                  510 Walnut Street                 Director of Beneficial Mutual Bancorp, Inc. and
                              Philadelphia, Pennsylvania 19106  Beneficial Savings Bank MHC; Trustee of
                                                                Beneficial Mutual Savings Bank; Professor of
                                                                Electrical and Computer Engineering at Rutgers
                                                                University